UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41999

Linkers Industries Limited

(Registrant’s Name)

Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A, Kawasan Perusahaan MIEL

Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into a Material Definitive Agreement

On June 17, 2026, Linkers Industries Limited, a business company incorporated under the laws of the British Virgin Islands (the “Company”), through its wholly-owned subsidiary, Linkers Asia Pacific Limited, entered into a sales and purchase agreement (the “Sale and Purchase Agreement”) with Mr. Man Tak Lau (“Mr. Lau”), the chairman of the board of directors of the Company, pursuant to which Linkers Asia Pacific Limited conditionally agreed to purchase, and Mr. Lau, conditionally agreed to sell, 150,800 shares, or twenty nine (29) percent of the outstanding shares, of LPW Electronics Co., Ltd. (“LPW”), the consideration is approximately US$2,350,000. Meanwhile, all outstanding amounts owed by LPW to an associate, totaling approximately US$6,160,000, together with the foregoing, shall be settled in cash upon closing (the “Transaction”). Immediately prior to the closing of the Transaction, the Company currently owns 20% of the equity interests in LPW. Upon closing of the Transaction, the Company will own up to 49% of the equity interests in LPW. Closing of the expected is on and around June 17, 2026.

LPW is a limited liability company incorporated in Thailand in March 2023 and its principal business is the manufacturing of wire harnesses in Thailand. LPW owns a three-level factory building and a dedicated warehouse of around 6,500 square meters erected on approximately 8,000 square meters of land in Pathum Thani, Thailand. Its customer portfolio comprises multinational corporations with operations in Thailand mainly in the automotive and industrial sectors which will help to enlarge the existing customer base of the Company and offer a valuable opportunity to expand our footprint in Thailand.

The Company also announced the Sale and Purchase Agreement through a press release dated June 17, 2026, a copy of which is being filed as Exhibit 99.1 to this Form 6-K.

Financial Statements and Exhibits

The following exhibits are being filed herewith :

Exhibit Number	Description
10.1	Sale and Purchase Agreement, dated as of June 17, 2026, by and between Linkers Asia Pacific Limited and Mr. Lau.
99.1	Press Release dated June 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkers Industries Limited

Date: June 17, 2026	By:	/s/ Wai Kee Kan
	Name:	Wai Kee Kan
	Title:	Director and Chief Executive Officer

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